JANNEY MONTGOMERY SCOTT LLC

January 7, 2026

Via Edgar

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	URSB Bancorp, Inc.
Registration Statement on Form S-1 (Registration Number 333-290213)
Request for Acceleration of Effectiveness

To Whom It May Concern:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join URSB Bancorp, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 11:00 a.m., Eastern time, on January 9, 2026, or as soon thereafter as may be practicable.

JANNEY MONTGOMERY SCOTT LLC

By:	/s/ Dan Flaherty
Print Name: Dan Flaherty
Title: Managing Director